# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BRIDGEWATER BANCSHARES, INC., CIK 0001341317
CUSIP: 108621103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4450 Excelsior Blvd., Suite 100, St. Louis Park, Minnesota (MN), 55416
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001733121

## Reporting persons
- David Juran: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,485,450; shared voting power 106,032; sole dispositive power 1,485,450; shared dispositive power 106,032; aggregate amount beneficially owned 1,591,482 (5.7% of the class)

## Item 1. Issuer
Name of issuer: BRIDGEWATER BANCSHARES, INC.
Address of issuer's principal executive offices: 4450 Excelsior Blvd., Suite 100, St. Louis Park, MN, 55416.

## Item 2. Person Filing
Name of person filing: David Juran
Address of principal business office or, if none, residence: 4450 Excelsior Blvd., Suite 100, St. Louis Park, MN 55416
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class:
See the responses to Item 11 on the attached cover pages.

Such response is based on 27,759,970 shares of common stock outstanding as of December 31, 2025, as reflected in the Issuer's Form 8-K dated January 27, 2026, as filed by the Issuer with the U.S. Securities and Exchange Commission on January 27, 2026.
Sole power to vote or to direct the vote:
See the responses to Item 5 on the attached cover pages.

Such response includes (i) 16,328 shares held by Mr. Juran as trustee of decendant's separate trust under trust agreement dated September 17, 2018 and (ii) 121,301 shares of common stock held by Mr. Juran as trustee of marital trust 2 under a trust agreement dated September 17, 2018.
Shared power to vote or to direct the vote:
See the responses to Item 6 on the attached cover pages.

Such response includes (i) 10,725 shares held by Mr. Juran as co-trustee of a residuary trust dated June 18, 2002, and (ii) 95,307 shares held in a revocable trust dated January 31, 2014 for which Mr. Juran is the attorney-in-fact for the trustee of the trust and Mr. Juran may possess voting power and investment power with respect to the shares of common stock under the trust.
Sole power to dispose or to direct the disposition:
See the responses to Item 7 on the attached cover pages.

Such response includes (i) 16,328 shares held by Mr. Juran as trustee of decendant's separate trust under trust agreement dated September 17, 2018 and (ii) 121,301 shares of common stock held by Mr. Juran as trustee of marital trust 2 under a trust agreement dated September 17, 2018.
Shared power to dispose or to direct the disposition:
See the responses to Item 8 on the attached cover pages.

Such response includes (i) 10,725 shares held by Mr. Juran as co-trustee of a residuary trust dated June 18, 2002, and (ii) 95,307 shares held in a revocable trust dated January 31, 2014 for which Mr. Juran is the attorney-in-fact for the trustee of the trust and Mr. Juran may possess voting power and investment power with respect to the shares of common stock under the trust.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- David Juran: /s/ Ben Klocke, Ben Klocke, attorney-in-fact for David Juran pursuant to Power of Attorney attached to this Schedule 13G (02/11/2026)